Exhibit 97.1
INGREDION INCORPORATED

POLICY ON RECOUPMENT
OF INCENTIVE COMPENSATION

Effective Date: January 1, 2014
Restatement Effective Date: October 27, 2023

Subject to the terms of this Policy set forth below, the People, Culture and Compensation Committee (the “Committee”) of the Board of Directors of Ingredion Incorporated (the “Company”) may or shall, as applicable, require the return, repayment or forfeiture of certain incentive compensation upon a Triggering Event (as defined below). To the extent applicable, this Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act and Section 303A.14 of the New York Stock Exchange (“Stock Exchange”) Listed Company Manual.

This Policy is applicable to awards made or granted only after the Restatement Effective Date.

I. Triggering Events

Each of the following constitutes a “Triggering Event”:

A.an Accounting Restatement; or

B.in the absence of an Accounting Restatement, the correction or adjustment of prior financial results which formed the basis for calculation of annual or long-term incentive compensation (“Error Correction”); or

C.engagement by an Executive Officer in Misconduct, without regard to whether that Misconduct resulted in an Accounting Restatement.

II. Amount of Recoupment

A.Accounting Restatement. Upon an Accounting Restatement, the Company must recover reasonably promptly Erroneously Awarded Compensation received by an Executive Officer during the Recoupment Period. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on whether or when the Company files restated financial statements. Recovery under this Policy with respect to an Accounting Restatement shall not require the finding of any Misconduct by an Executive Officer or such Executive Officer being found responsible for the accounting error leading to an Accounting Restatement. The Company’s recovery obligation pursuant to this paragraph shall not apply to the extent that the Committee or, in the absence of the Committee, a majority of the independent directors serving on the Board determines that such recovery would be impracticable and:
i.the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt to recover, and provide that documentation to the Stock Exchange; or
ii.recovery would violate home country law where that law was adopted prior to November 28, 2022; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the Stock Exchange, that recovery would result in such a violation, and must provide such opinion to the Stock Exchange; or
iii.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.
B.Error Correction. In the event of a significant Error Correction, the Company may recover Excess Incentive Compensation received by a current or former Executive Officer during the three completed fiscal years immediately preceding the year in which the Company has made a significant Error Correction.

C.Misconduct. In the event of Misconduct that does not result in an Accounting Restatement, the Committee, in its sole discretion, may determine whether and, to what extent, to recover Incentive-Based Compensation received by a current or former Executive Officer during three completed fiscal years immediately preceding (i) the year in which the Executive Officer committed Misconduct, as determined by the Committee or (ii) the year in which the Executive Officer terminated employment, whichever occurs earlier.

III. Methods of Recovery

The Committee shall determine, in its sole discretion, the timing and method for promptly recouping amounts subject to recovery under Section II of this Policy, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Code Section 409A and the regulations promulgated thereunder, (e) recovering any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity‐based awards and (f) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Committee may affect recovery under this Policy from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Executive Officer.

IV. Application to Accounting Restatements

A.Incentive-Based Compensation Subject to this Policy. With respect to an Accounting Restatement, this Policy applies to Incentive-Based Compensation received by a person:
i.after beginning service as an Executive Officer;

ii.who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation;
iii.while the Company had a class of securities listed on a national securities exchange or a national securities association; and
iv.during the three completed fiscal years immediately preceding the Accounting Restatement Date (“Recoupment Period”).
B.Effect of Transition Period. The Recoupment Period shall include any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years; provided that, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that constitutes a period of nine to twelve months shall be deemed a completed fiscal year.
C.When Incentive-Based Compensation is Received. For purposes of this Section IV, Incentive-Based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of such fiscal period. Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the relevant Financial Reporting Measure is achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.
D.Prohibition on Indemnification. The Company is prohibited from indemnifying any Executive Officer or former Executive Officer against the recoupment of Erroneously Awarded Compensation. Further, the Company is prohibited from paying or reimbursing an Executive Officer for purchasing insurance to cover any such recoupment.

V. Other Recoupment Rights; Company Claims

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company. Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.

VI. Administrative Provisions

A.Committee Determinations. The Committee shall make all determinations regarding the application and operation of this Policy in its sole discretion, and all such determinations shall be final and binding for purposes of the application of this Policy. Notwithstanding the foregoing, the Committee may amend or change the terms of this Policy at any time for any reason, including as required to comply with the rules of the SEC and the New York Stock Exchange implementing Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. Further, the exercise by the Committee of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company or the Committee may have with respect to any current or former Executive Officer subject to this Policy.
B.Disclosure. The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including disclosures required by U.S. Securities and Exchange Commission filings.
C.Committee Indemnification. Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.
VII. Definitions

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Accounting Restatement Date” means the earlier to occur of: (i) the date on which the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (ii) the date on which a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

“Board” means the board of directors of the Company.

“Code” means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code or regulation thereunder includes such section or regulation, any valid regulation or other official guidance promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

“Erroneously Awarded Compensation” means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation previously received by a current or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received if the Incentive-Based Compensation had been determined based on the restated amounts in such Accounting Restatement, which must be computed without regard to any taxes paid by the relevant Executive Officer; provided that, for Incentive-Based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive-Based Compensation was received; and (ii) the

Company must maintain documentation of the determination of such reasonable estimate and provide such documentation to the Stock Exchange.

“Excess Incentive Compensation” means, in the event of an Error Correction, the amount of Incentive-Based Compensation previously received by a current or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received if the Incentive-Based Compensation had been based on corrected or adjusted financial results.

“Executive Officer” means, with respect to an Accounting Restatement, the president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent or subsidiary is deemed an “Executive Officer” if the executive officer performs such policy making functions for the Company. With respect to a Triggering Event other than an Accounting Restatement, “Executive Officer” means those persons designated by resolution of the Board as executive officers as defined in Rule 3b-7 under the Exchange Act.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure; provided that, a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to qualify as a “Financial Reporting Measure.” For purposes of this Policy, “Financial Reporting Measure” includes, but is not limited to, stock price and total stockholder return.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Misconduct” means fraud, commission of a felony, material violation of any written agreement with or policies of the Company, or any other material breach of fiduciary duty injurious to the Company.